March 14, 2006

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Attention:     Ms. April Sifford, Branch Chief

Re:            AMCOL International Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 31, 2005
               Form 10-K/A for the Fiscal Year Ended December 31, 2004 Filed April 29, 2005
               Form 10-Q for the Fiscal Quarter Ended June 30, 2005 Filed August 1, 2005 (collectively, the "Filings")
               File No. 001-14447

Ladies and Gentlemen:

         This letter sets forth the response of AMCOL International Corporation (the "Company") to the Commission's comment letter dated February 23, 2006. We reviewed this response letter with our independent auditors and outside legal counsel.

         For your convenience, we have set forth below each of the Staff's numbered comments, followed by our response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------

Note (4) Business Segment and Geographic Area Information, Page F-12
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1.       We note your response to comment two from our letter dated December 29,
         2005, and note your discussion of long-term economic performance on an operating subsidiary level to support aggregation of such subsidiary level information. However, your response did not address the similarity of long-term economic performance on a product line basis and all the aggregation criteria of paragraph 17 of SFAS 131. Please tell us if your product lines meet the definition of operating segments in paragraph 10 of SFAS 131. If so, explain in more detail how you applied the aggregation criteria, including your operating segments' long-term economic performance as discussed in paragraph 17 of SFAS
         131, to your identified operating segments within the minerals and environmental reportable segments. For example, compare and contrast the gross margins between the metalcasting, pet products and specialty minerals operating segments. In your response, please tell us what consideration you have given to paragraph 15 of SFAS 131 in identifying your operating segments, if applicable.

RESPONSE:
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We do not believe our product lines meet the definition of an operating segment under paragraph 10 of SFAS 131. The chief operating decision maker does not regularly review the operating results of the product lines or make resource allocation decisions based on product line results because discrete financial information, such as balance sheets or operating income, is not available at the product line level. Thus, we do not believe our product lines meet the definition of reportable segments. We will revise our MD&A to no longer refer to our metalcasting, pet products, specialty minerals, lining technologies, building materials and water treatment activities as "business units" but rather as markets served or product lines to more accurately depict the nature of these activities.

Note (8) Income Taxes, page F-16
--------------------------------
2. We note your response to comment five from our letter dated December 29, 2005. Related to your response to comment 5(iv), please tell us the quarter(s) in which the professional fees to prepare amended tax returns were incurred.

RESPONSE:
---------
In Q3 2005, we recorded $1,205,000 of professional fees associated with amended federal income tax returns, which were also filed in Q3 2005. These fees are contingent upon our receipt of tax refunds. In Q3 2005, when we determined it was probable that we would obtain a refund, we determined it was probable that we would be obligated to pay the contingent fees. Therefore, the fees were recorded in the third quarter of 2005 as this is the time period in which the obligation was incurred.

Note (10) Acquisitions, page F-19
---------------------------------
3. We note from your response to comment four from our letter dated December 29, 2005, that you lost the majority of Linteco's Austrian customers. Please tell us how you considered the guidance in SFAS 142 in determining whether the goodwill you recorded was impaired.

RESPONSE:
---------
When Linteco was purchased, it had two offices: one in Austria and one in Spain. Under paragraph 35 of SFAS 142, the goodwill upon acquisition was allocated to the reporting unit, which corresponds to the Linteco business as a whole rather than individual offices. We then closed, not sold, the Austrian office and lost the majority of customers in that region, which was the smaller of the two geographic regions. However, the goodwill still remained allocated to the reporting unit, which was then only comprised of the Spanish operations since the Austrian office did not meet the definition of a business due to its closure, precluding the allocation of goodwill to it under paragraph 39 of SFAS
142. In fact, acquiring these Spanish operations was the goal of the acquisition, and the Spanish operations were sufficient after the closure of the Austrian office to support the amount of goodwill recorded upon acquisition.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2005
----------------------------------------------------

Note (1) Summary of Significant Accounting Policies, page 8
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Reclassifications, page 9
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4.       We note your response to comments seven from our letter dated December
         29, 2005. In future filings, please disclose within your financial statements where you classify product liabilities and warranty expense and provide the disclosures set forth by paragraph 14 of FIN 45.

RESPONSE:
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We will provide such disclosures in our future filings, beginning with our Form
10-K for 2005.

                                     * * * *

On behalf of the Company, I hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filings; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions regarding these matters or require any additional information, please contact me at 847-506-6171.

Very truly yours,


/s/ Gary Castagna
Gary L. Castagna
Chief Financial Officer